Form 40-F
period 2020-12-31
Docebo Inc.
filed 2021-03-11
CIK 1829959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
Commission File Number 001-39750

DOCEBO INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)
366 Adelaide St. West
Suite 701
Toronto, Ontario, Canada M5V 1R7
(800) 681-4601
(Address and telephone number of registrant's principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	DCBO	Nasdaq Global Select Market
Common Shares, no par value	DCBO	Toronto Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒    Annual Information Form    ☒    Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
32,630,536 Common Shares (as at December 31, 2020).
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes     No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes     No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company
Yes ☒    No
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
Yes ☐    No ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes     No ☒

PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A.    Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2020, see Exhibit 99.1 of this Annual Report on Form 40-F.
B.    Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2020, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.    Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
CONTROLS AND PROCEDURES
A.    Certifications
The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.
B.    Disclosure Controls and Procedures
As of the end of the Registrant’s year ended December 31, 2020, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.
It should be noted that while the Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
C.    Management’s Annual Report on Internal Control over Financial Reporting
The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2020, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2020.

Management has excluded an entity that was acquired by the Registrant during the last fiscal year from its assessment of internal control over financial reporting as of December 31, 2020. The total assets and total revenues of this wholly owned entity represents 3.5% and 0.69% respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2020.

D.    Attestation Report of the Registered Public Accounting Firm
This Annual Report on Form 40-F does not include an attestation report of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.
E.    Changes in Internal Control over Financial Reporting
During the year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. Steven Spooner and Mr. William Anderson and Ms. Trisha Price are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Mr. Steven Spooner and Mr. William Anderson are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) . For a description of Mr. Steven Spooner’s, Mr. William Anderson’s and Ms. Trisha Price’s relevant experience in financial matters, see the biographical descriptions for Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
The SEC has indicated that the designation of each of Mr. Steven Spooner and Mr. William Anderson as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to all of its directors, managers, officers and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics entitled “Code of Business Conduct and Ethics” is available on the Registrant’s website at www.docebo.com.
In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The required disclosure is included under the heading “External Auditor Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 20 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Contractual Obligations” on page 19 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS
The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).
Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).
The Registrant does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the Toronto Stock Exchange.
The Registrant does not follow Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the Toronto Stock Exchange.
The Registrant does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the Toronto Stock Exchange.
The Registrant does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Registrant follows the rules of the Toronto Stock Exchange.
The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below:
◦Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its by-laws. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25percent of the issued and outstanding shares entitled to be voted at the meeting.
The foregoing is consistent with the laws, customs and practices in Canada.
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 11, 2021    Docebo Inc.
By:    /s/ Ian Kidson
Name:    Ian Kidson
Title:    Chief Financial Officer
Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2020.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2020 together with the Report of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2020.
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Schema Linkbase Document.
101.CAL	XBRL Calculation Linkbase Document.
101.DEF	XBRL Definition Linkbase Document.
101.LAB	XBRL Extension Label Linkbase Document.
101.PRE	XBRL Presentation Linkbase Document.