Form 40-F
period 2021-12-31
Docebo Inc.
filed 2022-03-10
CIK 1829959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Docebo NA, Inc.
600 N. Thomas St., Suite A
Athens, GA 30601
Telephone: (800) 681-4601
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
32,856,681 Common Shares (as at December 31, 2021).
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒     No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company
 ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
 ☐
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
 ☒

PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A.    Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.
B.    Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2021 (the “2021 Financial Statements”), including the Reports of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.    Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
CONTROLS AND PROCEDURES
A.    Certifications
The required disclosure is included in Exhibits 99.6, 99.7, 99.8 and 99.9 of this Annual Report on Form 40-F.
B.    Disclosure Controls and Procedures
The information provided under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F,  is incorporated by reference herein.
C.    Management’s Annual Report on Internal Control over Financial Reporting
The information provided under the heading “Disclosure Controls and Procedures and Internal Controls over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F,  is incorporated by reference herein.
D.    Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85), an independent registered public accounting firm, as stated in their report, which accompanies the 2021 Financial Statements, and is incorporated herein by reference.
E.    Changes in Internal Control over Financial Reporting
During the year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Mr. Steven Spooner and Mr. William Anderson are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Steven Spooner’s, Mr. William Anderson’s and Ms. Trisha Price’s relevant experience in financial matters, see the biographical descriptions for Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
The SEC has indicated that the designation of each of Mr. Steven Spooner and Mr. William Anderson as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or
II-i

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Effective March 31, 2021, we changed our auditor from PricewaterhouseCoopers LLP (Toronto, Canada, PCAOB ID No. 271) to KPMG LLP.
The required disclosure is included under the heading “External Independent Registered Public Accounting Firm Service Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 19 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Contractual Obligations” on page 19 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
II-ii

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
The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its by-laws. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25% of the issued and outstanding shares entitled to be voted at the meeting. The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice.
The foregoing is consistent with the laws, customs and practices in Canada.
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

II-iii

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 10, 2022                    Docebo Inc.

By:     /s/ Claudio Erba
Name: Claudio Erba
Title:   Chief Executive Officer
Exhibit Index

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2021.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2021.
99.4	Consent of KPMG LLP, dated March 9, 2022.
99.5	Consent of PricewaterhouseCoopers LLP, dated March 9, 2022.
99.6	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.9	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104     Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
II-iv