Form 40-F
period 2022-12-31
Docebo Inc.
filed 2023-03-09
CIK 1829959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
32,913,955 Common Shares (as at December 31, 2022).
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
 ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A.    Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2022, see Exhibit 99.1 of this Annual Report on Form 40-F ("AIF").
B.    Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2022 (the “2022 Financial Statements”), including the Reports of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.    Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2022 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
CONTROLS AND PROCEDURES
A.    Certifications
The required disclosure is included in Exhibits 99.5, 99.6, 99.7 and 99.8 of this Annual Report on Form 40-F.
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
D.    Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Registrant's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85), an independent registered public accounting firm, as stated in their report, which accompanies the 2022 Financial Statements, and is incorporated herein by reference.
E.    Changes in Internal Control over Financial Reporting
During the year ended December 31, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Mr. Steven Spooner and Mr. William Anderson are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Steven Spooner’s, Mr. William Anderson’s and Ms. Trisha Price’s relevant experience in financial matters, see the biographical descriptions for Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The required disclosure is included under the heading “External Independent Registered Public Accounting Firm Service Fees” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES

The disclosure provided under the heading “Pre-Approval Policies and Procedures” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Contractual Obligations” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
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
BOARD DIVERSITY MATRIX
The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by Nasdaq Rule 5606.

DIVERSITY MATRIX (as of March 8, 2023)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity
	2	5	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
II-iii

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

II-iv

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 9, 2023                    Docebo Inc.

By:     /s/ Claudio Erba
Name: Claudio Erba
Title:   Chief Executive Officer
Exhibit Index

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2022.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2022 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2022.
99.4	Consent of KPMG LLP, dated March 8, 2023.
99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104     Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
II-v