Form 40-F
period 2024-12-31
Docebo Inc.
filed 2025-02-28
CIK 1829959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
30,255,955 Common Shares (as at December 31, 2024).
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
The following documents are filed as part of this Annual Report on Form 40-F:
A.    Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2024, see Exhibit 99.1 of this Annual Report on Form 40-F ("AIF").
B.    Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2024 (the “2024 Financial Statements”), including the Reports of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.    Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
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
D.    Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Registrant's internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85), an independent registered public accounting firm, as stated in their report, which accompanies the 2024 Financial Statements, and is incorporated herein by reference.
E.    Changes in Internal Control over Financial Reporting
During the year ended December 31, 2024, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Mr. Steven Spooner and Mr. William Anderson are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form
i

40-F). For a description of Mr. Steven Spooner’s, Mr. William Anderson’s and Ms. Trisha Price’s relevant experience in financial matters, see the biographical descriptions for Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2024, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2024, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS
The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).
Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the
ii

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

iii

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 28, 2025                    Docebo Inc.

By:     /s/ Alessio Artuffo
Name: Alessio Artuffo
Title:   Chief Executive Officer
Exhibit Index

Exhibit No.	Document
10.1	Second Amended and Restated Omnibus Equity Incentive Plan of the Registrant.
97.1	Second Amended and Restated Compensation Claw Back Policy of the Registrant.
99.1	Annual Information Form of the Registrant for the year ended December 31, 2024.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2024 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2024.
99.4	Consent of KPMG LLP, dated February 28, 2025.
99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

iv