Form 40-F
period 2025-12-31
Docebo Inc.
filed 2026-02-27
CIK 1829959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Commission File Number 001-39750

DOCEBO INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)

12th Floor - 55 York Street
Toronto, ON M5J 1R7
(800) 681-4601
(Address and telephone number of registrant's principal executive offices)
Docebo NA, Inc.
600 N. Thomas St., Suite A
Athens, GA 30601
Telephone: (800) 681-4601
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	DCBO	Nasdaq Global Select Market
Common Shares, no par value	DCBO	Toronto Stock Exchange
Securities registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this form:

☒    Annual Information Form       ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
28,747,289  Common Shares (as at December 31, 2025).
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
 ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A.    Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2025, see Exhibit 99.1 of this Annual Report on Form 40-F ("AIF").
B.    Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2025 (the “2025 Financial Statements”), including the Reports of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.    Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
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
D.    Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Registrant's internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85), an independent registered public accounting firm, as stated in their report, which accompanies the 2025 Financial Statements, and is incorporated herein by reference.
E.    Changes in Internal Control over Financial Reporting
During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Mr. Steven Spooner and Mr. William Anderson are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Steven Spooner’s, Mr. William Anderson’s and Ms. Trisha Price’s relevant experience in financial matters, see the biographical descriptions for Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2025, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Contractual Obligations” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. Steven Spooner, Mr. William Anderson and Ms. Trisha Price. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
Date: February 27, 2026                    Docebo Inc.

By:  /s/ Alessio Artuffo
Name: Alessio Artuffo
Title:   Chief Executive Officer

Exhibit Index

Exhibit No.	Document
10.1	Third Amended and Restated Omnibus Equity Incentive Plan of the Registrant.
97.1	Second Amended and Restated Compensation Claw Back Policy of the Registrant.
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2025 together with the Reports of Independent Registered Public Accounting Firm.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2025.
99.4	Consent of KPMG LLP, dated February 27, 2026.
99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).